

August 3, 2011

Via Email
Mr. W. Moorhead Vermilye
Chief Executive Officer
Shore Bancshares, Inc.
18 East Dover Street
Easton, Maryland 21601

      Re: **Shore Bancshares, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 15, 2011
              Definitive Proxy Statement on Schedule 14A
              Filed March 24, 2011
              File No. 000-22345

Dear Mr. Vermilye:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                               Sincerely,

                               /s/Mark Webb

                               Mark Webb
                               Legal Branch Chief